================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              --------------------


                                    FORM 11-K
                                  ANNUAL REPORT

                              --------------------


                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934


                              --------------------


                   For the Fiscal Year Ended December 31, 2001


                              ---------------------


                    PENNZOIL-QUAKER STATE COMPANY SAVINGS AND
                      INVESTMENT PLAN FOR HOURLY EMPLOYEES

                           Commission File No. 1-14501

                             ----------------------

                          PENNZOIL-QUAKER STATE COMPANY

                         Pennzoil Place, P. O. Box 2967
                            Houston, Texas 77252-2967
   (Name of issuer of securities held pursuant to the plan and address of its principal executive office)


================================================================================

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of
Pennzoil-Quaker State Company
Savings and Investment Plan for Hourly Employees

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2000 and for the year then ended were audited by other independent accountants whose report, dated June 25, 2001, expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2001, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 2001, included as Schedule II, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Houston, TX
June 28, 2002

     This report is a copy of the previously issued accountants' report and the report has not been reissued by Arthur Andersen LLP.



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee,
Pennzoil-Quaker State Company
Savings and Investment Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 2000, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                      ARTHUR ANDERSEN LLP

Houston, Texas
June 25, 2001

                 PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                                    FOR HOURLY EMPLOYEES
                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 DECEMBER 31, 2001 AND 2000

                                                                    2001            2000
                                                               --------------  --------------
ASSETS:
   Investments, at fair value (Note 4)                            $5,191,789     $16,278,728
   Investments, at contract value (Note 4)
     American Century Stable Asset Fund                            1,262,942              --
     Merrill Lynch Retirement Preservation Trust Fund                     --       2,893,323

   RECEIVABLES:
     Employee contributions                                            2,374             746
     Employer contributions                                              451             303
     Receivable from broker for securities sold                    1,359,567              --
     Investment income                                                    --          17,156
                                                               --------------  --------------
                                                                   1,362,392          18,205
                                                               --------------  --------------
           Total assets                                            7,817,123      19,190,256

LIABILITIES:
     Payable to brokers for securities purchased                   1,358,772              --
                                                               --------------  --------------
NET ASSETS AVAILABLE FOR BENEFITS                                 $6,458,351     $19,190,256
                                                               ==============  ==============

   The accompanying notes are an integral part of these financial statements.

             PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                                FOR HOURLY EMPLOYEES
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEAR ENDED DECEMBER 31, 2001

CONTRIBUTIONS:
   Employee                                                        $   880,249
   Employer                                                            420,069
   Rollovers from qualified plans (Note 3)                              67,471
                                                                   ------------
                                                                     1,367,789
INVESTMENT INCOME: (Note 4)
   Dividends                                                           148,404
   Interest                                                              6,406
   Loan repayment interest                                              37,260
   Net depreciation in fair value of investments                    (1,287,783)
                                                                   ------------
                                                                    (1,095,713)

ADMINISTRATIVE EXPENSES                                                 (1,504)

WITHDRAWALS AND BENEFIT PAYMENTS                                    (7,708,677)
                                                                   ------------

NET DECREASE BEFORE TRANSFERS                                       (7,438,105)

NET TRANSFERS FROM SALARIED PLAN (Note 2)                              818,816

TRANSFERS FROM BLUE CORAL, INC. (Note 2)                               124,450

TRANSFERS TO PENRECO PLAN (Note 2)                                  (6,237,066)
                                                                   ------------

NET DECREASE                                                       (12,731,905)

NET ASSETS AVAILABLE FOR BENEFITS:
   beginning of year                                                19,190,256
                                                                   ------------
   end of year                                                     $ 6,458,351
                                                                   ============

   The accompanying notes are an integral part of these financial statements.

                PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN

                              FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2001

1.  BACKGROUND:

On December 30, 1998, Pennzoil Company (Pennzoil) distributed to its shareholders 47.8 million shares of common stock of its wholly owned subsidiary Pennzoil-Quaker State Company (Pennzoil-Quaker State or the Company) representing all of the shares of Pennzoil-Quaker State owned by Pennzoil, renamed PennzEnergy Company, which was acquired by Devon Energy Corporation (Devon Energy) in a separate transaction on August 17, 1999.

2.  DESCRIPTION OF THE PLAN:

General

The Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees (the Plan) was established effective January 1, 1989 and was amended and restated effective January 1, 2001. The purpose of the Plan is to encourage Pennzoil-Quaker State Company (the Company) hourly employees to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their family in the event of their death. Upon changing wage status to salaried, a participant's account balance is transferred between the Plan and the Pennzoil-Quaker State Company Savings and Investment Plan (Salaried Plan).

Effective January 1, 2001, the Blue Coral, Inc. Savings Incentive Plan was merged into the Plan. Accordingly, net assets available for benefits of $124,450 were transferred to the Plan as investments, at fair value. Effective September 15, 2001, Penreco employees were no longer participants of the Plan, as M.E. Zukerman Energy Investors Inc. purchased Pennzoil-Quaker State Company's ownership in the joint venture with Conoco Inc. Participant accounts' balances were transferred to plans sponsored by Conoco Inc. Accordingly, net assets available for Plan benefits decreased by $6,237,066.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Each person employed by Pennzoil-Quaker State, who is a member of a collective bargaining unit which has agreed to participate in the Plan and who receives remuneration on an hourly basis on or after January 1, 1989, is eligible to participate in the Plan on the later of the effective date or the entry date coinciding with or next following their completion of one year of service.

Plan Administration

The Plan is administered by an administrative committee (the Administrative Committee) consisting of at least three members appointed by the Board of Directors of the Company. Mellon Bank, N.A. was sole trustee of the Plan through December 31, 2000. Effective January 1, 2001, UMB Bank, N.A. became the sole trustee of the Plan and J.P. Morgan/American Century became the record keeper. All administrative expenses are borne by the Company with the exception of fees for investment management and loan processing fees for participant loans.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

In order to participate in the Plan, an eligible employee must elect to make a contribution to the Plan in whole percentages of not less than 1 percent and not more than 15 percent of annual compensation. Employee contributions may be made "after-tax" or, under a Section 401(k) option, on a "before-tax" basis. The sum of the rates of pretax and after-tax contributions are subject to the following limitations:

  Years of Participation (a)    Maximum Combined Contribution Rate
  --------------------------    ----------------------------------
         Less than 5 years                      9%
         5 - 10 years                          10%
         More than 10 years                    15%

For each Plan year Pennzoil-Quaker State contributes an amount on behalf of participating employees equal to the following percentages.

                                         Applicable
                                         Percentage -
           Years of                   Employer Matching
      Participation (a)                 Contribution
      -----------------                 ------------
         Less than 5 years          50% up to 3% of salary
         5 - 10 years               75% up to 4% of salary
         More than 10 years        100% up to 6% of salary

(a) Includes years of participation in the Plan or the Pennzoil Company and participating companies' Savings Plans.

Investment Choices

Employer contributions are invested primarily in Pennzoil-Quaker State common stock. At the Company's discretion, employer contributions may be made either in cash or in common stock. Employee contributions are invested in either common stock or in the other investment funds as designated by the participant. During 2001, Pennzoil-Quaker State contributed 14,594 shares of its common stock valued at the average of the high and low market prices on the date of the contribution. All employee and employer contributions (other than stock) are initially invested in interest-bearing short-term, highly liquid investments. A separate account is maintained for each participant, which reflects the participant's contributions, employer contributions, withdrawals, and the participant's allocable share of the Plan's investment earnings.

Participants who have attained age 55 have the option to transfer all or a part of their existing employer contributions to be invested among the various investment options. In addition, all participants, regardless of age, may transfer any of their vested employer contributions among the various investment options. Employee contributions are invested as designated by participating employees in six mutual funds, two common/collective trust funds and/or Pennzoil-Quaker State common stock. Effective May 8, 2000, participants have the option to transfer all or a part of their Devon Energy common stock held in their employer's contribution account to be invested among the various investment options. Effective January 1, 2001, participants have the option to transfer all or a part of their Newmont Mining common stock held in their employer's contribution account to be invested among the various investment options. Any cash dividends or other income paid with respect to the Devon Energy and Newmont Mining common stock shall be reinvested in Pennzoil-Quaker State common stock. Effective December 31, 2001, the common/collective trust fund option, Pyramid Equity Index Fund, was replaced with the Barclay's Equity Index Fund.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Loans

A participant may apply to the Administrative Committee of the Plan to borrow from his or her accounts, subject to certain limitations. Such loans will be for a term not to exceed five years (up to 20 years in the case of loans to purchase a primary residence). The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50 percent of the present value of the participant's vested account balances. Interest rates on loans are to be at a reasonable rate as determined by the Administrative Committee on a uniform and consistent basis. These rates ranged from 6.0% to 10.5% as of December 31, 2001.

Repayment of loans are made each pay period by payroll deductions, or a loan may be prepaid in full by a lump sum payment. Upon retirement, death or termination of employment, participants loans are due within 90 days after the next payment due date.

Participant loans are reported as an asset of the Plan and principal and interest payments received are transferred to the investment funds based on the participant's current contribution elections.

Vesting and Disposition of Forfeitures

Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows: first, to reinstate any employer contribution amounts of participants who return to service and, second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions.

For the year ended December 31, 2001, the Plan had forfeited accounts in the amount of $18,516. As of December 31, 2001, the Plan had a forfeited nonvested balance of $35,482 that will be used to reduce future employer contributions.

Withdrawals

Withdrawals may be made from either an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the Administrative Committee of the Plan. Pretax withdrawals are allowed only when the participant's age is 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participant to be suspended from making further contributions for 365 days. Withdrawals may be made from employer contributions only if the participant has been a member of the Plan for five Plan years and only after withdrawing all amounts from the participant's after-tax contributions, any prior plan accounts, and any Rollover Amounts. A withdrawal by a participant from his employer contribution account will be limited to one every five years.

Distribution of Benefits

Benefits that are vested are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service. Benefits are recorded when paid.

Termination or Amendment of the Plan

The Plan may be terminated, amended or modified by the Board of Directors of the Company at any time. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

3. SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Asset Valuation

The Plan's investments are reflected in the accompanying financial statements at year-end current values, which represent fair values. For common stocks, fair value was determined by using the applicable closing price of the common stock as listed on the New York Stock Exchange on the last trading day of the Plan year. For all mutual funds, fair value was determined based on the closing price of the mutual fund as listed on the applicable stock exchange on the last trading day of the Plan year. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Pyramid Equity Index Fund is a common/collective trust fund investing primarily in S&P 500 stocks and is carried at estimated fair value based on the quoted market prices of the underlying securities. The American Century Stable Asset Fund is a common/collective trust fund investing primarily in guaranteed investment contracts (GIC), synthetic GIC's, and U.S. Government securities. The GIC's are fully benefit responsive and are recorded at contract value, which approximates fair value. The effective yield approximated 5.92% for the year ended December 31, 2001. The Merrill Lynch Retirement Preservation Trust Fund was a common/collective trust fund investing primarily in guaranteed investment contracts (GIC), synthetic GIC's, and U.S. Government securities and had an effective yield that was approximately 6.65% for the year ended December 31, 2000.

Net appreciation or depreciation in fair value of investments consists of realized gains or losses on sales of investments and unrealized appreciation or depreciation in fair value of investments.

4.  INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                           December 31,
                                                        2001            2000
                                                   -------------    ------------
Pennzoil-Quaker State Company common stock          $ 2,147,835 *   $ 4,687,118
Devon Energy Corporation common stock                   602,824       2,457,762
Merrill Lynch Retirement Preservation Trust Fund             --       2,893,323
Dreyfus Basic S&P 500 Stock Index Fund                       --       5,772,941
Davis New York Venture Fund                                  --       1,923,489
Barclay's Equity Index Fund                           1,358,279              --
American Century Stable Asset Funds                   1,262,942              --
Participant loans                                       197,228 (a)     661,044

(a)  presented for comparative purposes only
*    including nonparticipant-directed  investment (see Note 4)

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,287,783 as follows:



        Common stock                              $  (260,428)
        Mutual funds                                 (644,413)
        Common/Collective Trusts                     (382,942)
                                                  -----------
                                                  $(1,287,783)
                                                  ===========

5.  NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

                                                        December 31,
                                                   2001            2000
                                               -------------   -------------
Net Assets:
    Pennzoil-Quaker State Company common stock     $ 16,179     $ 2,221,292
    Newmont Mining Company common stock                  --           1,688
    Cash and temporary investments                      982          76,636
    Employer contributions receivable                   451             303
    Investment income receivable                         --             333
                                               -------------   -------------
                                                   $ 17,612     $ 2,300,252
                                               =============   =============

                                                             Year Ended
                                                         December 31, 2001
                                                         -----------------
Changes in Net Assets:
    Employer contributions                                  $    194,292
    Dividends and Interest                                         4,457
    Net appreciation in fair value of investments                    484
    Transfers to participant-directed investments             (2,468,130)
    Distributions and withdrawals                                (14,194)
    Other                                                            451
                                                            -------------
                                                            $ (2,282,640)
                                                            =============

6.  FEDERAL INCOME TAXES:

The Internal Revenue Service has determined and informed the Company by letter dated June 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). This determination letter does not include the first amendment to the Plan dated November 2001. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

7.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common stock, common/collective trust funds, mutual funds and cash and temporary investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

8.  RELATED-PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by J.P. Morgan/American Century, which is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $1,504 for the year ended December 31, 2001.

9.  PROPOSED MERGER WITH SHELL OIL COMPANY:

On March 25, 2002, Pennzoil-Quaker State Company and Shell Oil Company, a wholly owned member of the Royal Dutch/Shell Group, announced that the companies have entered into a definitive agreement under which Shell Oil Company will acquire Pennzoil-Quaker State Company at a price of $22.00 per share in cash.

Completion of the transaction is subject to approval by Pennzoil-Quaker State Company stockholders and reviews by regulatory agencies in the United States and other relevant jurisdictions.

                                                                      SCHEDULE I

            PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                              FOR HOURLY EMPLOYEES
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2001

Column A             Column B                                 Column C                            Column D        Column E
                Issuer or Borrower                   Description of Investment                      Cost        Current Value
                ------------------                   -------------------------                   -----------    -------------
    *      Pennzoil-Quaker State Company        148,694 shares -- $.10 par value                 $ 2,330,271     $ 2,147,835
           Devon Energy Corporation             15,597 shares -- $.10 par value                      (1)             602,824
           Newmont Mining Company               145 shares -- $.10 par value                         (1)               2,770
           Barclay's Global                     Equity Index Fund                                    (1)           1,358,279
    *      American Century                     Stable Asset Fund                                    (1)           1,262,942
    *      J.P. Morgan                          Diversified Fund                                     (1)             314,671
    *      American Century                     International Growth Fund                            (1)             117,688
    *      American Century                     Growth Fund                                          (1)             275,569
    *      J.P. Morgan                          U.S. Small Company Opportunities Fund                (1)              79,809
    *      J.P. Morgan                          U.S. Small Company Fund                              (1)              67,377
           Morgan Stanley                       Emerging Markets Fund                                (1)              22,805

           UMB Bank                             Interest Bearing Cash                                  4,934           4,934

    *      Pennzoil-Quaker State Company        Participant Loans with interest rates ranging
             Savings and Investment Plan          from 6.0% to 10.5% and terms not to exceed
             for Hourly Employees                 5 years and 20 years for the use of purchasing
             Participant Loans                    primary residence.



                                                                                                     (1)             197,228
                                                                                                                 -----------
           Total assets (held at end of year)                                                                    $ 6,454,731
                                                                                                                 ===========

           *    Represents party-in-interest.
           (1)  Cost omitted for participant-directed investments.

                                                                     SCHEDULE II

            PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                              FOR HOURLY EMPLOYEES
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                                                            Column H
                                                                               Column F                   Current Value
   Column A              Column B         Column C     Column D   Column E      Expense       Column G     of Asset on    Column I
  Identity of           Description       Purchase      Selling    Lease     Incurred with    Cost of      Transaction    Net gain/
Party Involved           of Asset          Price         Price     Rental     Transaction      Asset          Date         (loss)
---------------         -----------       --------    ----------   --------  -------------   ----------   ------------    ---------
Pennzoil-Quaker State   Common stock,
  Company Stock           $.10 par value  $ 198,126           --      --           *         $  198,126     $  198,126           --

Pennzoil-Quaker State   Common stock,
  Company Stock           $.10 par value         --   $3,015,151      --           *         $3,016,152     $3,015,151     $ (1,001)

* Prices are shown net of related expenses.

Note: This is a listing of a series of investment transactions in the same security which exceed 5% of the current value of the Plan's assets as of the beginning of the Plan year.

                                    SIGNATURE



            Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                        PENNZOIL-QUAKER STATE COMPANY SAVINGS
                                        AND INVESTMENT PLAN FOR HOURLY EMPLOYEES



                                        /s/ Steven D. Mead
                                        ----------------------------------------
                                        Steven D. Mead
                                        Chairman of the Administrative Committee


June 28, 2002

                                INDEX TO EXHIBITS


EXHIBIT NO.               DESCRIPTION
-----------               -----------

   23.1                   Consent of Independent Accountants